Amended and Restated Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To Pricing Supplement dated April 5, 2018, Prospectus dated November 4, 2016, Series A	Registration Statement No. 333-213265

Prospectus Supplement dated November 4, 2016 and

Product Supplement STOCK-1 dated November 30, 2016)

April 12, 2018

$250,000,000

BofA Finance LLC

Cash-Settled Equity Linked Notes Linked to the Common Stock of Voya Financial, Inc. due May 1, 2023

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TED9.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. All payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes.
•	The notes will mature on May 1, 2023, unless earlier converted (the “maturity date”).
•	The notes will bear interest at the rate of 0.25% per annum, paid semi-annually, as described in more detail below.
•	Other than the interest payments, the payments on the notes will depend on the performance of the common stock of Voya Financial, Inc. (the “Underlying Stock”).
•	The notes may be converted for cash at your option during the ten scheduled trading days immediately following the interest payment date occurring in May of each year beginning May 1, 2019, subject to the conditions set forth in this pricing supplement. The notes may not be converted for cash at your option on any other date. Notes not so converted will be converted for cash automatically on the maturity date, as described below. If you convert your notes prior to the maturity date, you will not receive any payment for any accrued and unpaid interest on the Early Cash Conversion Date (as defined below), or any future interest payments.
•	All payments on the notes will be made in cash. You will not have the option to convert the notes into shares of the Underlying Stock.
•	If a Make-Whole Event (as defined below) does not occur prior to April 1, 2023, and the notes have not been previously converted for cash early, you will receive at maturity a cash payment plus any accrued but unpaid interest. The payment at maturity will be calculated based on the Final Stock Price (as defined below) of the Underlying Stock over 20 Valuation Dates (as defined below), as described below. The payment at maturity will be greater than or equal to the principal amount of the notes.
•	If a Make-Whole Event occurs on or after the settlement date but prior to April 1, 2023, you will receive a Make-Whole Payment (as defined below), if any, in cash on the Make-Whole Payment Date (each as defined below) equal to (a) the Make-Whole Event Intrinsic Value (as defined below) plus (b) the product of the number of Additional Shares and the Applicable Price (each as defined below), as described below. However, you will not receive any Make-Whole Payment if both (a) the average of the Final Stock Prices on the 20 relevant Valuation Dates is equal to or less than the Threshold Price (as defined below) and (b) the number of Additional Shares is zero. If a Make-Whole Event occurs on or after the settlement date but prior to April 1, 2023, investors will receive at maturity the principal amount of the notes plus accrued and unpaid interest, and will no longer have the option to convert the notes for cash prior to the maturity date.
•	The notes will not be listed on any securities exchange. The notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of $1,000.
•	The initial estimated value of the notes is less than the public offering price. As of April 5, 2018 (the “pricing date”), the initial estimated value of the notes is $987.70 per $1,000 in principal amount. See the sections of this pricing supplement below, “Summary,” “Risk Factors” and “Structuring the Notes” for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	100.00%	$250,000,000
Underwriting Discount(1)	0.00%	$ 0.00
Proceeds (before expenses) to BofA Finance	100.00%	$250,000,000

(1) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) will not receive any selling commission for the notes. See “Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest” below.

•	This amended and restated pricing supplement amends and restates the pricing supplement dated April 5, 2018 in its entirety, in order to provide the indicated values. We refer to this amended and restated pricing supplement as the “pricing supplement.”

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-13 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on April 10, 2018 against payment in immediately available funds.

Sole Book Running Manager

BofA Merrill Lynch

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-13
DESCRIPTION OF THE NOTES	pS-18
THE UNDERLYING STOCK	pS-23
SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST	pS-25
STRUCTURING THE NOTES	pS-26
VALIDITY OF THE NOTES	pS-26
U.S. FEDERAL INCOME TAX SUMMARY	pS-27
Annex A: FORM OF EARLY CASH CONVERSION NOTICE	A-1

SUMMARY

The Cash-Settled Equity Linked Notes Linked to the Common Stock of Voya Financial, Inc. due May 1, 2023 (the “notes”) are our senior debt securities. All payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. All payments due on the notes will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. Unless earlier converted, the notes will mature on May 1, 2023.

Payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of the Underlying Stock. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value of the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-13 and “Structuring the Notes” on page PS-27.

General:
Issuer:	BofA Finance, an indirect, wholly owned finance subsidiary of BAC.
Guarantor:	BAC.
Credit Risk:	The notes are unsecured and unsubordinated obligations of BofA Finance, the payment on which is fully and unconditionally guaranteed by BAC. All payments on the notes are subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
Pricing Date:	April 5, 2018
Original Issue Date:	April 10, 2018 (settlement date)
Maturity Date:	May 1, 2023
Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.
Underlying Stock:	The common stock of Voya Financial, Inc. (Bloomberg ticker: VOYA). See the section entitled “The Underlying Stock.” We refer to Voya Financial, Inc. as the “Underlying Company.”
Interest Payments:
Interest Rate:	0.25% per annum, paid semi-annually and calculated on a 30/360 basis
Interest Payment Dates:	If the notes have not been previously converted for cash early, interest on the notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2018 and ending on, and including, the maturity date.
Determining the Value of the Underlying Stock:
Threshold Price:	$69.5291, which is equal to 137.5% of the Initial Reference Price (as defined below).
Initial Reference Price:	$50.5666, which was the arithmetic average of the VWAPs (as defined below) of one share of the Underlying Stock over the five consecutive trading days immediately following the pricing date, as determined in the sole discretion of the calculation agent.
Final Stock Price:	With respect to each relevant Valuation Date, the product of the Price Multiplier and the VWAP of one share of the Underlying Stock on that Valuation Date.
Price Multiplier:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, as discussed in this pricing supplement and the product supplement, including as a result of certain cash dividends that may be paid on the Underlying Stock.
Valuation Dates:

•            For purposes of the payment at maturity, each of the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding the maturity date.

•            For purposes of any payment upon optional early cash conversion, the 20 consecutive trading days beginning on, and including, the trading day immediately following the relevant Early Cash Conversion Date (as defined below).

•            For purposes of the Make-Whole Payment, each of the 20 consecutive trading days beginning on, and including, the third trading day following the Effective Date (as defined below) of the relevant Make-Whole Event.

Cash Conversion:
Cash Conversion Feature:

The notes may be converted for cash at the option of investors during the ten scheduled trading days immediately following the interest payment date occurring in May of each year beginning May 1, 2019, if specified conditions are met as set forth below.  Notes that are not so converted early will be converted automatically into cash on the maturity date as described below.

Investors who convert their notes for cash prior to the maturity date will not receive any payment for any accrued and unpaid interest on the Early Cash Conversion Date (as defined below), or any future interest payments.  In addition, investors will not receive their payment, if any, upon any optional early cash conversion until the Optional Early Cash Conversion Payment Date (as defined below). Investors may not convert their notes for cash prior to the maturity date if a Make-Whole Event (as defined below) occurs on or after the issue date of the notes and prior to April 1, 2023.

You may elect to convert for cash all or any portion of your notes early only if (i) a Make-Whole Event has not occurred, and (ii) the product of the Price Multiplier and the Closing Market Price (each as defined in the product supplement) of the Underlying Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days immediately preceding that interest payment date is greater than or equal to 100% of the Initial Reference Price.

If you do not comply with the procedures set forth below under “Description of the Notes—Optional Early Cash Conversion” for an early conversion, your attempt to convert the notes will be deemed ineffective. Your delivery of the notice of early conversion described below will be irrevocable.

Payment upon Optional Early Cash Conversion:

Your payment upon optional early cash conversion, for each $1,000 in principal amount of the notes, will be an amount in cash equal to the sum of the Alternative Settlement Amounts (as defined below) for each of the 20 relevant Valuation Dates and will be paid on the Optional Early Cash Conversion Payment Date.

You will lose some or all of your principal amount if you convert your notes for cash early and the average of the Final Stock Prices on the relevant Valuation Dates is less than the Threshold Price.

Early Cash Conversion Date:	The date on which you satisfy the requirements for early cash conversion, as set forth below under “Description of the Notes—Optional Early Cash Conversion.”
Optional Early Cash Conversion Payment Date:	The second business day immediately following the relevant final Valuation Date.
Alternative Settlement Amount:	For each Valuation Date, an amount calculated as follows: $50 × (Final Stock Price on that Valuation Date / Threshold Price).
Payment of the Notes at Maturity:
Payment at	If a Make-Whole Event does not occur on or after the issue date of the notes and prior

Maturity:	to April 1, 2023, and the notes have not been previously converted for cash early, your payment at maturity, for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, will be an amount in cash equal to the sum of the Daily Values (as defined below) for each of the 20 relevant Valuation Dates. If a Make-Whole Event occurs on or after the issue date of the notes and prior to April 1, 2023, your payment at maturity, for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, will be an amount in cash equal to the principal amount.
Daily Values:	For each Valuation Date, the greater of: • $50; and • the Alternative Settlement Amount (as defined above) for that Valuation Date

Make-Whole Event:
Make-Whole Payment:	If a Make-Whole Event (as defined below, and generally relating to transactions involving the acquisition of the Underlying Company) occurs on or after the issue date of the notes and prior to April 1, 2023, you will receive on the Make-Whole Payment Date a cash payment per $1,000 in principal amount of the notes equal to (a) the Make-Whole Event Intrinsic Value plus (b) the product of (i) the number of Additional Shares (determined as set forth below under “Description of the Notes—Make-Whole Event”) and (ii) the Applicable Price. You will not receive any Make-Whole Payment if both (a) the average of the Final Stock Prices on the 20 relevant Valuation Dates is equal to or less than the Threshold Price and (b) the number of Additional Shares is zero.
Make-Whole Payment Date:	The third business day immediately following the relevant final Valuation Date.
Make-Whole Event Intrinsic Value:	The sum of the Alternative Settlement Amounts (as defined above) for each of the 20 relevant Valuation Dates minus $1,000. In no event will the Make-Whole Event Intrinsic Value be less than $0.
Applicable Price:	For any Make-Whole Event, (i) if the consideration paid to holders of the Underlying Stock in connection with such Make-Whole Event consists exclusively of cash, the amount of such cash per share of the Underlying Stock, and (ii) in all other cases, the average of the last reported sale prices of the Underlying Stock for the ten consecutive trading days immediately preceding the applicable Effective Date, in each case multiplied by the then-current Price Multiplier.
Payment at Maturity Following a Make-Whole Event:	If a Make-Whole Event occurs on or after the issue date of the notes but prior to April 1, 2023, you will also receive at maturity the principal amount plus accrued and unpaid interest.
Additional Roles of MLPF&S:
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above documents may be accessed at the following links:

•	Product supplement STOCK-1 dated November 30, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516780826/d304271d424b2.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016: https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Notice to Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement or the above-noted product supplement STOCK-1,  Series A MTN prospectus supplement or prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), MLPF&S not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hypothetical Payments on the Notes

The table and hypothetical examples set forth below assume an Initial Reference Price of $55, a Threshold Price of $75.63 (equal to 137.5% of the hypothetical Initial Reference Price, rounded to two decimal places) and that the Final Stock Price for each of the 20 relevant Valuation Dates is as specified below.

The actual Initial Reference Price is $50.5666 and the actual Threshold Price is $69.5291. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below.

The hypothetical payments set forth below are for illustrative purposes only and may not be the actual payments applicable to the notes. The actual returns applicable to a purchaser of the notes will depend on whether a Make-Whole Event occurs and, if a Make-Whole Event does not occur, the Final Stock Price of the Underlying Stock on each Valuation Date, as well as whether an optional early cash conversion occurs. If a Make-Whole Event does not occur, the payment at maturity or upon optional early cash conversion (excluding accrued but unpaid interest) will be determined over 20 relevant Valuation Dates, with each Valuation Date determining 1/20th of such payment.

If a Make-Whole Event does not occur and the notes have not been previously converted for cash:

The following table and hypothetical examples illustrate how the payment at maturity, excluding accrued but unpaid interest, is calculated if no Make-Whole Event occurs on or after the issue date of the notes and prior to April 1, 2023 and the notes have not been previously converted for cash early.

Average Final Stock Price on the Valuation Dates	Percentage Change from Initial Reference Price to Final Stock Price	Sum of Alternative Settlement Amounts	Final Payment at Maturity
$104.50	90.00%	$1,381.73	$1,381.73
$99.00	80.00%	$1,309.00	$1,309.00
$93.50	70.00%	$1,236.28	$1,236.28
$88.00	60.00%	$1,163.56	$1,163.56
$82.50	50.00%	$1,090.84	$1,090.84
$79.75	45.00%	$1,054.48	$1,054.48
$77.00	40.00%	$1,018.12	$1,018.12(1)
$75.63	37.50%	$1,000.00	$1,000.00
$71.50	30.00%	$945.39	$1,000.00
$66.00	20.00%	$872.67	$1,000.00
$60.50	10.00%	$799.95	$1,000.00
$57.75	5.00%	$763.59	$1,000.00
$55.00	0.00%	$727.22	$1,000.00
$49.50	-10.00%	$654.50	$1,000.00(2)
$44.00	-20.00%	$581.78	$1,000.00
$38.50	-30.00%	$509.06	$1,000.00
$35.75	-35.00%	$472.70	$1,000.00
$33.00	-40.00%	$436.33	$1,000.00
$27.50	-50.00%	$363.61	$1,000.00
$22.00	-60.00%	$290.89	$1,000.00
$16.50	-70.00%	$218.17	$1,000.00
$11.00	-80.00%	$145.44	$1,000.00
$5.50	-90.00%	$72.72	$1,000.00
$0.00	-100.00%	$0.00	$1,000.00

(1) As set forth above, the payment at maturity will only exceed the principal amount if the average of the Final Stock Price for the relevant Valuation Dates exceeds the Threshold Price.

(2) As set forth above, the payment at maturity cannot be less than the principal amount.

Example 1: The price of the Underlying Stock increases 20% from the Initial Reference Price of $55 to the Final Stock Price of $66 on each Valuation Date. Because the Final Stock Price is $66 on each Valuation Date, the Daily Value for each Valuation Date is calculated as follows:

Daily Value for each Valuation Date	= the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date
= the greater of (i) $50 and (ii) $50 x ($66 / $75.63)
= the greater of (i) $50 and (ii) $43.6335

Because the Alternative Settlement Amount for each Valuation Date is less than $50, the Daily Value for each Valuation Date is $50. Consequently, the payment at maturity, which will be equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment at maturity	= $50 x 20
= $1,000

Thus, the payment at maturity will be only $1,000 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock has increased 20% from the Initial Reference Price to the Final Stock Price.

Example 2: The price of the Underlying Stock decreases 20% from the Initial Reference Price of $55 to the Final Stock Price of $44 on each Valuation Date. Because the Final Stock Price is $44 on each Valuation Date, the Daily Value for each Valuation Date is calculated as follows:

Daily Value for each Valuation Date	= the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date

= the greater of (i) $50 and (ii) $50 x ($44 / $75.63)
= the greater of (i) $50 and (ii) $29.0890

Because the Alternative Settlement Amount for each Valuation Date is less than $50, the Daily Value for each Valuation Date is $50. Consequently, the payment at maturity, which will be equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment at maturity	= $50 x 20
= $1,000

Thus, the payment at maturity will be $1,000 per $1,000 in principal amount of the notes, even though the value of the Underlying Stock has decreased.

Example 3: The price of the Underlying Stock increases 80% from the Initial Reference Price of $55 to the Final Stock Price of $99 on each Valuation Date. Because the Final Stock Price is $99 on each Valuation Date, the Daily Value for each Valuation Date is calculated as follows:

Daily Value for each Valuation Date	= the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date
= the greater of (i) $50 and (ii) $50 x ($99 / $75.63)
= the greater of (i) $50 and (ii) $65.4502

Because the Alternative Settlement Amount for each Valuation Date is greater than $50, the Daily Value for each Valuation Date is $65.4502. Consequently, the payment at maturity, which will be equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment at maturity	= $65.4502 x 20
= $1,309.00

Thus, the payment at maturity will be $1,309.00 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock has increased 80% from the Initial Reference Price to the Final Stock Price.

Example 4: The price of the Underlying Stock increases from the Initial Reference Price of $55 to a Final Stock Price of $99 on the first 10 Valuation Dates and then decreases from $99 to a Final Stock Price of $44 on the remaining 10 Valuation Dates. Because the Final Stock Price is $99 on the first 10 Valuation Dates and $44 on the remaining 10 Valuation Dates, the Daily Value for each Valuation Date is calculated as follows:

Daily Value for each of the first 10 Valuation Dates	= the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date
= the greater of (i) $50 and (ii) $50 x ($99 / $75.63)
= the greater of (i) $50 and (ii) $65.4502
Daily Value for each of the remaining 10 Valuation Dates	= the greater of (i) $50 and (ii) the Alternative Settlement Amount for that Valuation Date
= the greater of (i) $50 and (ii) $50 x ($44 / $75.63)
= the greater of (i) $50 and (ii) $29.0890

Because the Alternative Settlement Amount for each of the first 10 Valuation Dates with a Final Stock Price of $99 is greater than $50, the Daily Value for each of those Valuation Dates is $65.4502. Because the Alternative Settlement Amount for each of the remaining 10 Valuation Dates with a Final Stock Price of $44 is less than $50, the Daily Value for each of those Valuation Dates is $50. The sum of the Daily Values for the first 10 Valuation Dates with a Final Stock Price of $99 is $654.5020, and the sum of the Daily Values for the 10 Valuation Dates with a Final Stock Price of $44 is $500. Consequently, the payment at maturity, which will be equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment at maturity	= ($65.4502 x 10) + ($50 x 10)
= $1,154.50

Thus, the payment at maturity will be $1,154.50 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock appreciated by 80% from the Initial Reference Price to the Final Stock Price for 10 of the Valuation Dates.

If the notes have been previously converted for cash early:

The following hypothetical examples illustrate how the payment upon optional early cash conversion, which excludes accrued but unpaid interest, is calculated.

Example 1: The price of the Underlying Stock increases 20% from the Initial Reference Price of $55 to the Final Stock Price of $66. The Alternative Settlement Amounts for each Valuation Date is calculated as follows:

Alternative Settlement Amounts for each Valuation Date	= $50 x ($66 / $75.63)
= $43.6335

The payment upon optional early cash conversion, which will be equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment upon optional early cash conversion	= $43.6335 x 20
= $872.67

Thus, the payment upon optional early cash conversion will be only $872.67 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock has increased 20% from the Initial Reference Price to the Final Stock Price.

Example 2: The price of the Underlying Stock decreases 20% from the Initial Reference Price of $55 to the Final Stock Price of $44. The Alternative Settlement Amounts for each Valuation Date is calculated as follows:

Alternative Settlement Amounts for each Valuation Date	= $50 x ($44 / $75.63)
= $29.0890

The payment upon optional early cash conversion, which will be equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment upon optional early cash conversion	= $29.0890 x 20
= $581.78

Thus, the payment upon optional early cash conversion will be only $581.78 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock has only decreased 20% from the Initial Reference Price to the Final Stock Price.

Example 3: The price of the Underlying Stock increases 80% from the Initial Reference Price of $55 to the Final Stock Price of $99. The Alternative Settlement Amounts for each Valuation Date is calculated as follows:

Alternative Settlement Amounts for each Valuation Date	= $50 x ($99 / $75.63)
= $65.4502

The payment upon optional early cash conversion, which will be equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment upon optional early cash conversion	= $65.4502 x 20
= $1,309.00

Thus, the payment upon optional early cash conversion will be $1,309.00 per $1,000 in principal amount of the notes, even though the price of the Underlying Stock has increased 80% from the Initial Reference Price to the Final Stock Price.

Example 4: The price of the Underlying Stock increases from the Initial Reference Price of $55 to a Final Stock Price of $99 on the first 10 Valuation Dates and then decreases from $99 to a Final Stock Price of $44 on the remaining 10 Valuation Dates. The Alternative Settlement Amounts for each Valuation Date is calculated as follows:

Alternative Settlement Amounts for each of the first 10 Valuation Dates	= $50 x ($99 / $75.63)
= $65.4502
Alternative Settlement Amounts for each of the remaining 10 Valuation Dates	= $50 x ($44 / $75.63)
= $29.0890

The sum of the Alternative Settlement Amounts for the 10 Valuation Dates with a Final Stock Price of $99 is $654.50, and the sum of the Alternative Settlement Amounts for the 10 Valuation Dates with a Final Stock Price of $44 is $290.89. Consequently, the payment upon optional early cash conversion, which will be equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates, is calculated as follows:

Payment upon optional early cash conversion	= ($65.4502 x 10) + ($29.0890 x 10)
= $945.39

Thus, the payment upon optional early cash conversion will be $945.39 per $1,000 in principal amount of the notes, even though the Underlying Stock has appreciated by 80% from the Initial Reference Price to the Final Stock Price for 10 of the Valuation Dates.

If a Make-Whole Event occurs:

The following hypothetical example illustrates how the Make-Whole Payment is calculated if a Make-Whole Event occurs on or after the issue date and prior to April 1, 2023. You will not receive any Make-Whole Payment if the average of the Final Stock Prices on the 20 relevant Valuation Dates is equal to or less than the Threshold Price and the number of Additional Shares is zero. The Applicable Price and Additional Shares below are hypothetical and for illustrative purposes only. The actual Applicable Price will be determined after a Make-Whole Event occurs, and the Additional Shares will be determined by reference to the make-whole table as set forth below under “Description of the Notes—Make-Whole Event.”

Example: A Make-Whole Event occurs on May 1, 2020. The Applicable Price for the Make-Whole Event is $60 and the Additional Shares, determined by reference to the make-whole table below, are one share. The price of the Underlying Stock increases 20% from the Initial Reference Price of $55 to the Final Stock Price of $66 on each Valuation Date. Because a Make-Whole Event occurs prior to April 1, 2023, you will receive on the Make-Whole Payment Date a cash payment per $1,000 in principal amount of the notes equal to (a) the Make-Whole Event Intrinsic Value, which is the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates minus the principal amount of $1,000 plus (b) the product of (i) the number of Additional Shares and (ii) the Applicable Price.

Because the Final Stock Price is $66 on each Valuation Date, the Alternative Settlement Amount for each Valuation Date is calculated as follows:

Alternative Settlement Amount for each Valuation Date	= $50 x ($66 / $75.63)
= $43.6335

Because the sum of the Alternative Settlement Amounts is $872.67, which is less than the principal amount of $1,000, the Make-Whole Event Intrinsic Value is $0 and the Make-Whole Payment is $60 per $1,000 in principal amount of the notes, calculated using the Applicable Price of $60 and assuming the number of Additional Shares determined by reference to the make-whole table below is one share.

Make-Whole Event Intrinsic Value	= the greater of (i) $0 and (ii) (20 x $43.6335) – $1,000
= $0
Make-Whole Payment	= Make-Whole Event Intrinsic Value + (Additional Shares x Applicable Price)
= $0 + (1 x $60)
= $60

As a result, you will receive on the Make-Whole Payment Date a cash payment of $60 per $1,000 in principal amount of the notes as the Make-Whole Payment. For the avoidance of doubt, you will also receive at maturity a cash payment of $1,000 per $1,000 in principal amount of the notes and any accrued but unpaid interest.

risk factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and in the accompanying product supplement, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes may pay less than the principal amount plus interest payments. If a Make-Whole Event occurs as described in this document, you will receive on the Make-Whole Payment Date a cash payment calculated based on the Final Stock Price of the Underlying Stock over 20 relevant Valuation Dates and the number of Additional Shares that is designed to approximate some of the lost value of your notes as a result of that event. If you hold the notes to maturity and do not exercise the option to convert your notes for cash early, a Make-Whole Event does not occur and the Final Stock Price on each Valuation Date is less than or equal to the Threshold Price, you will receive no more than the principal amount of your notes, in addition to any accrued but unpaid interest. You will not otherwise be compensated for any loss in value due to inflation and other factors relating to the value of money over time. However, as set forth in this pricing supplement, you will lose some or all of your principal amount if you convert your notes for cash early and the average of the Final Stock Prices on the relevant Valuation Dates is less than the Threshold Price.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

You will not participate in the full appreciation of the Underlying Stock. If a Make-Whole Event occurs as described in this document, you will receive on the Make-Whole Payment Date a cash payment calculated based on the Final Stock Price of the Underlying Stock over 20 relevant Valuation Dates and the number of Additional Shares that is designed to approximate some of the lost value of your notes as a result of such event. Following the occurrence of a Make-Whole Event, you will not participate in any appreciation of the Underlying Stock prior to maturity, which may be significant. Even if a Make-Whole Event does not occur and the Final Stock Price on one or more Valuation Dates is greater than the Threshold Price, the payment on the notes at maturity or upon an optional early cash conversion in respect of any Valuation Date will reflect only appreciation of the Underlying Stock on that Valuation Date in excess of the Threshold Price. For example, based on the Threshold Price of 137.5% of the Initial Price, if the applicable Final Price for all of the Valuation Dates were equal to 171.89% of the Initial Reference Price, the payment on the notes would be only $1,250 per $1,000 in principal amount of the notes, for a return of 25%, even though the Underlying Stock appreciated 71.89% from the Initial Reference Price. In addition, because the payment upon an optional early cash conversion on any Valuation Date will equal the Alternative Settlement Amount for that Valuation Date instead of the greater of $50 and that Alternative Settlement Amount, the payment that you receive if you elect to convert your notes for cash early will be less than the comparable payment you would have received had you held your notes to maturity (assuming, for these purposes, that the Valuation Dates were the same for an optional early cash conversion as they were for notes held to maturity) if the Final Stock Price is below the Threshold Price on any of the 20 relevant Valuation Dates.

In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or distributions made on them.

Upon the occurrence of a Make-Whole Event, the Make-Whole Payment may not adequately compensate you for any lost value of the notes as a result of that transaction. If a Make-Whole Event occurs on or after the issue date of the notes and prior to April 1, 2023, you will receive on the Make-Whole Payment Date a cash payment per $1,000 in principal amount of the notes equal to the Make-Whole Event Intrinsic Value plus the product of the number of Additional Shares and the Applicable Price. The number of Additional Shares will be determined based on the Effective Date (as defined below) of the Make-Whole Event and the Applicable Price, which is the consideration paid (or deemed to be paid) per share of the Underlying Stock in that transaction. The Make-Whole Payment may not adequately compensate you for any lost value of your notes as a result of that transaction. In addition, if the consideration paid (or deemed paid) per share of the Underlying Stock in the transaction (a) is greater than the highest Applicable Price that will be set forth in the make-whole table set forth below or (b) less than the Initial Reference Price, then the number of Additional Shares will be zero. In addition, our payment obligation with respect to the Additional Shares could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness and equitable remedies under applicable law.

If you convert your notes for cash early, you will lose some or all of the principal amount of your notes unless the average of the Final Stock Prices on the relevant Valuation Dates exceeds or equals the Threshold Price. If you elect to convert your notes for cash early, the payment that you receive on the Optional Early Cash Conversion Payment Date will be an amount in cash equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates. As a result, if you elect to convert your notes for cash early, and if the average of the Final Stock Prices on the relevant Valuation Dates is less than the Threshold Price, the sum of the Alternative Settlement Amounts will be less than $1,000 per $1,000 principal amount of the notes, and the payment that you receive on the Optional Early Cash Conversion Payment Date will be less than the principal amount. Accordingly, you may lose some or all of your principal amount upon an optional early cash conversion. Based on the Threshold Price of 137.5% of the Initial Reference Price, the average of the Final Stock Prices of the Underlying Stock on the relevant Valuation Dates will need to appreciate by at least 37.5% from the Initial Reference Price in order for you to receive at least your principal amount upon optional early cash conversion. In addition, because the payment upon an optional early cash conversion on any Valuation Date will equal the Alternative Settlement Amount for that Valuation Date instead of the greater of $50 and that Alternative Settlement Amount, the payment that you receive if you elect to convert your notes for cash early will be less than the comparable payment you would have received had you held your notes to maturity (assuming, for these purposes, that the Valuation Dates were the same for an optional early cash conversion as they were for notes held to maturity) if the Final Stock Price is below the Threshold Price on any of the 20 relevant Valuation Dates. Furthermore, you will not receive any further interest payments after the applicable Early Cash Conversion Date or any separate payment for any accrued and unpaid interest through the applicable Early Cash Conversion Date.

Because your request that to convert your notes early is irrevocable, you will be subject to market risk if the market for the Underlying Stock fluctuates after we receive your request.

Upon any Optional Early Cash Conversion of the notes, you may receive less cash than expected because the VWAP of the Underlying Stock may decline after you exercise your early cash conversion right but before we settle our cash conversion obligation. If you elect to convert your notes for cash early, you will be exposed to fluctuations in the VWAP of the Underlying Stock during the period from the date you surrender your notes for cash conversion until the Optional Early Cash Conversion Payment Date. Upon any optional early cash conversion, the amount of cash that you will receive will be determined by reference to the VWAP of one share of the Underlying Stock over a period of 20 Valuation Dates beginning on, and including, the trading day immediately following the Early Cash Conversion Date. Accordingly, if the VWAP of the Underlying Stock decreases during this period, the amount of cash you receive will be adversely affected, and you may lose some or all of your principal amount.

You will only be able to convert your notes for cash under limited circumstances prior to maturity. On any business day during the ten scheduled trading days immediately following the interest payment date occurring in May of each year beginning May 1, 2019, you may convert your notes for cash only if specified conditions are met, as set forth below under “Description of the Notes—Optional Early Cash Conversion.” If the specific conditions for early cash conversion are not met, you will not be able to convert your notes for cash early, and you may not be able to receive the amount of cash into which the notes would otherwise be convertible. The calculation agent will have the sole authority to determine whether the conditions have been satisfied.

You will not receive the payment upon any early cash conversion until the Optional Early Cash Conversion Payment Date, even though you must surrender your notes for early cash conversion in advance. Under the notes, if you elect to convert your notes for cash early, you will receive your early cash conversion payment on the Optional Early Cash Conversion Payment Date, which is the second business day immediately following the period of 20 Valuation Dates following the Early Cash Conversion Date on which you must surrender your notes for early cash conversion. Because of the timing requirements of an early cash conversion, our required payment will result in your receipt of the required payment after a longer period than a typical sale and settlement in the secondary market.

The Alternative Settlement Amount is linked to the VWAP of one share of the Underlying Stock. The Alternative Settlement Amount for each Valuation Date is calculated by reference to the VWAP of one share the Underlying Stock on that Valuation Date and not by reference to the closing price of one share of the Underlying Stock on that Valuation Date. The closing price of one share of the Underlying Stock may vary significantly from its VWAP. Accordingly, if the VWAP of one share of the Underlying Stock is less than its closing price on the relevant Valuation Date and if the Make-Whole Payment or your payment at maturity is based on the Alternative Settlement Amount in respect of any Valuation Date, or in the case of any payment upon an optional early cash conversion, that payment will be less than it would have been if the Alternative Settlement Amount were calculated by reference to the closing price of the Underlying Stock on the relevant Valuation Date.

Payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment dates, regardless of how the Underlying Stock performs. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by BAC. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from BAC and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by BAC, and that guarantee will rank equally with all other unsecured senior obligations of BAC.

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value of the notes that is provided on the cover of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including MLPF&S, may buy or sell shares of the Underlying Stock, or futures or options contracts on those securities, or other listed or over-the-counter derivative instruments linked to the Underlying Stock. We, the Guarantor and any of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the prices of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the period in which the Initial Reference Price is determined, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the price of the Underlying Stock. Consequently, the price of the Underlying Stock may change after the Initial Reference Price is determined, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also have engaged in hedging activities that could have affected the price of the Underlying Stock during the five trading day period in which Initial Reference Price was determined. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlying Stock that are not for your account or on your behalf. Our affiliate currently has significant long exposure to the Underlying Stock. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlying Stock. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the prices of the Underlying Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination of the Initial Reference Price and Threshold Price, whether a Market Disruption Event (as defined in the product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the Underlying Stock. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

The anti-dilution adjustments for the Underlying will be limited. The calculation agent may adjust the Price Multiplier for the Underlying Stock and other terms of the notes to reflect certain corporate actions, as described in this document and in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying Stock, and will have broad discretion to determine whether and to what extent an adjustment is required.

*   *   *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. All payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of $1,000. You may transfer the notes only in minimum amounts of $1,000 and whole multiples of $1,000 in excess of $1,000.

If any scheduled payment date for the notes is not a business day, then that payment date will be the next succeeding business day following the scheduled payment date, and no additional interest will be payable as a result of that postponement.

The specific terms of the notes are set forth under the heading “Summary” in this pricing supplement and in this section.

Interest Calculation

Each interest payment on the notes will be calculated as follows:

$1,000 × interest rate × (number of days in the interest period / 360),

Where the number of days in each interest period will be calculated on the basis of a year of 360 days with 12 months of 30 days each and where an “interest period” is (a) the period beginning on, and including, the original issue date and ending on, but excluding, the first interest payment date and (b) each successive period beginning on, and including, an interest payment date and ending on, but excluding, the next succeeding interest payment date.

For book-entry only notes, the record date for interest payments will be one business day in New York, New York prior to the interest payment date. if notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.

Optional Early Cash Conversion

You may convert for cash all or any portion of your notes early during the ten scheduled trading days immediately following the interest payment date occurring in May of each year beginning May 1, 2019, but prior to 4:00 p.m., New York City time, on such tenth scheduled trading day, subject to the procedures and terms set forth below, and only if the conditions set forth below are satisfied.

The notes may be converted for cash early only if (i) a Make-Whole Event (as defined below) has not occurred, and (ii) the product of the Price Multiplier and the Closing Market Price of the Underlying Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days immediately preceding that interest payment date is greater than or equal to 100% of the Initial Reference

Price. The calculation agent will be solely responsible for determining whether these conditions have been satisfied.

Any Early Cash Conversion Notice (as defined below) delivered in accordance with the procedures and terms set forth below will be irrevocable. To convert your notes for cash early, you must take the following steps:

•	send a notice of optional early cash conversion, substantially in the form attached as Annex A to this pricing supplement (an “Early Cash Conversion Notice”), to us via email at the address and with the subject line set forth in Annex A as the subject line; and
•	deliver, or cause the delivery of, the notes to be converted for cash early to us concurrently with the delivery of the Early Cash Conversion Notice.

If we receive your Early Cash Conversion Notice, together with the notes to be converted for cash, at or after 4:00 p.m., New York City time, on any business day or on a day that is not a business day, that Early Cash Conversion Notice will be deemed to have been given, and/or that delivery will be deemed to have been made, as applicable, on the immediately following business day, as long as that immediately following business day falls within the ten scheduled trading days immediately following the applicable interest payment date as set forth above. If you do not deliver an Early Cash Conversion Notice prior to 4:00 p.m., New York City time, on the tenth scheduled trading day immediately following the applicable interest payment date, together with the notes to be converted for cash, in accordance with the above procedures, then your Early Cash Conversion Notice will not be effective, and we will not convert your notes for cash early. Once validly given, an Early Cash Conversion Notice may not be revoked. If you send an Early Cash Conversion Notice and the calculation agent determines that the conditions required for conversion have not been satisfied, we or one of our affiliates will so notify you, and your Early Cash Conversion Notice shall be deemed null and void.

The date on which a holder satisfies the requirements for early cash conversion as specified above will be the “Early Cash Conversion Date” for all purposes under the notes. Upon an early cash conversion of notes, the relevant holder will no longer be a holder of record of the notes surrendered for cash conversion as of the relevant Early Cash Conversion Date.

Your payment upon optional early cash conversion, for each $1,000 in principal amount of the notes, will be an amount in cash equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates and will be paid on the Optional Early Cash Conversion Payment Date, which will be the second business day immediately following the relevant final Valuation Date.

Upon an early cash conversion of notes, the converting holder will not receive any separate cash payment for accrued and unpaid interest. Our payment of the full amount due upon the early cash conversion will be deemed to satisfy in full our obligation to pay the principal amount of the note and accrued and unpaid interest, if any, to, but not including, the relevant Early Cash Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Early Cash Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of an Early Cash Conversion Notice and the timing of receipt of an Early Cash Conversion Notice or as to whether and when the required deliveries have been made. Questions about the optional early cash conversion requirements should be directed to the calculation agent at 646-855-6775.

Make-Whole Event

If a Make-Whole Event occurs on or after the issue date of the notes and prior to April 1, 2023, you will receive on the Make-Whole Payment Date a cash payment per $1,000 in principal amount of the notes equal to (a) the Make-Whole Event Intrinsic Value plus (b) the product of (i) the number of Additional Shares and (ii) the Applicable Price.

As determined by the calculation agent in its sole discretion, a “Make-Whole Event” will occur if:

(i) any “person” or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), becomes the Beneficial Owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of the Underlying Company’s Voting Stock (as defined below) representing 50% or more of the total voting power of all outstanding classes of the Underlying Company’s Voting Stock,

(ii) the Underlying Company consolidates with, enters into a binding share exchange with, or merges with or into, another person or the Underlying Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Underlying Company, in any such event, other than any transaction:

(a) pursuant to which the persons that Beneficially Owned, directly or indirectly, the shares of the Underlying Company’s Voting Stock immediately prior to such transaction Beneficially Own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, shares of the Underlying Company’s Voting Stock representing at least a majority of the total voting power of all outstanding classes of Voting Stock of the surviving or transferee person, or of the parent entity of such surviving or transferee person, and such persons’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction will be substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction; or

(b) which is effected solely to change the jurisdiction of incorporation of the Underlying Company and results in a reclassification, conversion or exchange of outstanding shares of the common stock solely into shares of common stock of the surviving entity, or

(iii) the holders of the Underlying Company’s Capital Stock (as defined below) approve any plan or proposal for the liquidation or dissolution of the Underlying Company.

Notwithstanding the foregoing, a Make-Whole Event will not be deemed to have occurred if at least 90% of the consideration, excluding cash payments for fractional shares of the Underlying Stock and cash payments made pursuant to dissenters’ appraisal rights, in a transaction otherwise constituting a Make-Whole Event consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on the New York Stock Exchange or the Nasdaq Stock Market (or any of their respective successors), or will be so traded immediately following such transaction.

For any Make-Whole Event, “Additional Shares” means a number of shares of the Underlying Stock determined by the calculation agent by reference to the table below based on the Effective Date of, and the Applicable Price for, such Make-Whole Event. For the avoidance of doubt, the number of Additional Shares may be adjusted by the calculation agent to reflect certain corporate actions. See “—Additional Anti-Dilution Adjustments” below and “Description of the Notes—Anti-Dilution Adjustments” in the accompanying product supplement.

Effective Date
	Applicable Prices
	$50.5666	$55.00	$62.00	$69.5291	$75.00	$80.00	$90.00	$100.00	$110.00	$125.00
May 1, 2018	1.6754	1.8868	2.4222	3.1496	2.6199	2.2460	1.6497	1.2808	1.0106	0.8334
May 1, 2019	1.2879	1.4968	2.0239	2.7548	2.2397	1.8843	1.3393	1.0208	0.8039	0.6679
May 1, 2020	0.8865	1.0836	1.5889	2.3170	1.8181	1.4855	1.0056	0.7491	0.5931	0.4980
May 1, 2021	0.4859	0.6533	1.1104	1.8241	1.3458	1.0452	0.6559	0.4791	0.3896	0.3314
May 1, 2022	0.1239	0.2179	0.5503	1.2121	0.7670	0.5253	0.2868	0.2153	0.1865	0.1599
April 1, 2023	0.0000	0.0000	0.0001	0.2026	0.0114	0.0085	0.0074	0.0065	0.0058	0.0050

If the exact Applicable Price and/or Effective Date are not set forth in the table above, then:

•	if the actual Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Applicable Prices and/or the earlier and later Effective Dates in the table, based on a 365-day year, as applicable; and
•	if the actual Applicable Price is equal to or in excess of $125.00 per share or equal to or less than the Initial Reference Price, the Additional Shares will be zero in connection with the relevant Make-Whole Event.

The “Board of Directors” means the board of directors of the Underlying Company or any committee of such board of directors duly authorized to exercise the power of such board of directors with respect to the matters as to which the board of directors is authorized or required to act.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of the Underlying Company.

The “Effective Date” means the date on which a Make-Whole Event becomes effective. For the avoidance of doubt, a Make-Whole Event will be deemed to occur on the Effective Date.

“Voting Stock” means Capital Stock entitled to vote generally in elections of directors, or having the power, directly or indirectly, to elect a majority of the members of the Board of Directors.

Payment at Maturity

If a Make-Whole Event occurs on or after the issue date of the notes and prior to April 1, 2023, you will receive on the maturity date a cash payment equal to the principal amount of the notes plus any accrued but unpaid interest.

If a Make-Whole Event does not occur prior to April 1, 2023, and the notes have not been previously converted for cash early, you will receive on the maturity date a cash payment per $1,000 in principal amount of the notes equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates plus any accrued but unpaid interest, as described in more detail above.

The “VWAP” of one share of the Underlying Stock (or one unit of any other security for which a VWAP must be determined) on any relevant trading day means the per share volume-weighted average price of the Underlying Stock (or such other security) as displayed under the heading “Bloomberg VWAP” on Bloomberg page VOYA Equity AQR (or its equivalent successor if such page is not available, or the Bloomberg page for any other such security) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day, without regard to after-hours trading or any trading outside the regular trading session, or, if such volume-weighted average price is unavailable, the market value of one share of the Underlying Stock (or such other security) on such trading day as determined by the calculation agent in good faith in a commercially reasonable manner, using a volume-weighted average price method, if practicable, in each case, multiplied by the then-current Price Multiplier, subject to the provisions set forth in the section “Description of the Notes—Reorganization Events” in the accompanying product supplement and as set forth below.

Additional Anti-Dilution Adjustments

The following provisions will apply to the notes in addition to those set forth under “Description of the Notes—Anti-Dilution Adjustments” in the accompanying product supplement:

Cash Dividends or Distributions

If the Underlying Company pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Underlying Stock (other than (i) any dividend or distribution in connection with liquidation, dissolution or winding up of the Underlying Company or (ii) any Ordinary Dividend (as defined below) on the Underlying Stock that does not exceed the Base Dividend (as defined below)), then, once the dividend or distribution has become effective and the shares of the Underlying Stock are trading ex-dividend, the Price Multiplier will be adjusted so that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier, and
•	a fraction, the numerator of which is the average of the Closing Market Prices of the Underlying Stock over the 10 consecutive trading days ending on, and including, the trading day immediately preceding the ex-dividend date for the distribution (the “Ex-Dividend Average Closing Market Price”) and the denominator of which is the amount by which the Ex-Dividend Average Closing Market Price exceeds the aggregate amount in cash per share of the Underlying Stock distributed in that cash dividend or distribution in excess of the Base Dividend.

The Base Dividend is subject to adjustment in a manner inversely proportional to adjustments to the Price Multiplier; provided that no adjustment will be made to the Base Dividend for any adjustment to the Price Multiplier under this subsection.

The “Ordinary Dividend” means the regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.

The “Base Dividend” means, from the original issue date to the maturity date, $0.01 per calendar quarter per share of the Underlying Stock for the first Ordinary Dividend in such calendar quarter, and $0.00 for all other dividends.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Summary—Payment at Maturity,” calculated as though the 20 Valuation Dates are the 20 scheduled trading days ending on the third trading day prior to the date of acceleration. We will also pay accrued and unpaid interest on the notes. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because the Underlying Stock is registered under the Exchange Act, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov.

This document relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, the Guarantor, MLPF&S or any of our other affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

Voya Financial, Inc.

According to publicly available information, the Underlying Company is a retirement, investment and insurance company serving individuals and institutional customers in the United States. The common stock of the Underlying Company is traded on the New York Stock Exchange under the ticker symbol “VOYA.” The common stock of the Underlying Company commenced trading on May 2, 2013.

The following graph sets forth the historical performance of the VWAP of one share of the Underlying Stock based on the weekly historical VWAP of one share of the Underlying Stock from May 3, 2013 through April 11, 2018.

The following graph sets forth the historical performance of the closing price of one share of the Underlying Stock from May 3, 2013 through April 11, 2018.

Any payment on the notes is linked to the VWAP of one share of the Underlying Stock and not to the closing price of one share of the Underlying Stock. The VWAP of one share of the Underlying Stock is determined in a manner that is different from the closing price of one share of the Underlying Stock, and the VWAP of one share of the Underlying Stock will not necessarily correlate with the performance of the closing price of one share of the Underlying Stock. The closing price of one share of the Underlying Stock may vary significantly from the VWAP of one share of the Underlying Stock. Therefore, any payment on the notes may be different from, and may be significantly less than, the payment you would have received if that payment were determined by reference to the closing price of one share of the Underlying Stock.

We obtained the VWAPs and closing prices above from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The relevant amounts may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Underlying Stock has experienced significant fluctuations. The historical performance of the Underlying Stock should not be taken as an indication of future performance of the Underlying Stock, and no assurance can be given as to the future prices of the Underlying Stock.

Supplement to the Plan of Distribution; Role of MLPF&S

and Conflicts of Interest

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the (“Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this document as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLPF&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-13 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement STOCK-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity.  This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We currently intend to treat the notes as debt instruments and as “contingent payment debt instruments” for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

We will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the Underlying Stock and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying Stock is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule, the interest rate of 0.25% per annum and a comparable yield equal to 3.1425% per annum (compounded semi-annually), that we established for the notes on the pricing date, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
April 10, 2018 through December 31, 2018	$22.8677	$22.8677
January 1, 2019 through December 31, 2019	$32.3191	$55.1868
January 1, 2020 through December 31, 2020	$33.2635	$88.4503
January 1, 2021 through December 31, 2021	$34.2379	$122.6882
January 1, 2022 through December 31, 2022	$35.2431	$157.9313
January 1, 2023 through May 1, 2023	$11.9474	$169.8787

In addition, we have determined the projected payment schedule for the notes as follows:

Taxable Year	Payment on May 1	Payment on November 1
2018	N/A	$1.3958
2019	$1.2500	$1.2500
2020	$1.2500	$1.2500
2021	$1.2500	$1.2500
2022	$1.2500	$1.2500
2023	$1,158.4828	N/A

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts payable on the notes.

Sale, Exchange or Retirement. Upon a sale, exchange (including upon exercise of a holder’s cash conversion right), retirement, or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, retirement, or other disposition and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note and reduced by payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Annex A

FORM OF EARLY CASH CONVERSION NOTICE

To: Bank of America Corporation, BofA Finance LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Subject: Cash-Settled Equity Linked Notes due May 1, 2023 Linked to the Common Stock of Voya Financial, Inc., CUSIP No. 09709TED9

Ladies and Gentlemen:

The undersigned holder of BofA Finance LLC’s Medium-Term Notes, Series A, Cash-Settled Equity Linked Notes due May 1, 2023 Linked to the Common Stock of Voya Financial, Inc., CUSIP No. 09709TED9, fully and unconditionally guaranteed by Bank of America Corporation (the “notes”), hereby irrevocably elects to exercise, with respect to the number of the notes indicated below, as of the date hereof, such holder’s early cash conversion right as of the Early Cash Conversion Date specified below as described in the product supplement STOCK-1 dated November 30, 2016, as supplemented by the pricing supplement dated April 5, 2018 and the pricing supplement dated April 11, 2018 relating to the notes (collectively, the “Supplement”). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will, concurrently with the delivery of this Early Cash Conversion Notice, deliver, or cause the delivery of, the principal amount of the notes to be converted for cash early to you.

Very truly yours,

[NAME OF HOLDER]

Name:

Title:

Telephone:

Fax:

Email:

Principal amount of the notes surrendered for optional early cash conversion:

Applicable Early Cash Conversion Date: _________________, 20__*

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be converted for cash early unless all of the requirements specified in the Supplement are satisfied, as determined by the calculation agent. The undersigned acknowledges that the notice set forth herein is irrevocable.

Questions regarding the early cash conversion requirements of your notes should be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated at 646-855-6775.

*Subject to adjustment as described in the Supplement.

A-1